Exhibit 99.5

Total Loss Absorbing Capacity (TLAC)

DB well positioned to meet future TLAC requirements

- Final FSB guidance on TLAC to be released in November; expected to be based on Group RWA (16-20% plus buffers) and leverage exposure (twice the leverage ratio requirement) with application not before January 2019
- New German legislation(1) ranks plain-vanilla senior debt below other senior liabilities(2) in case of insolvency from 2017 onwards, with retroactive effect for all outstanding bonds
- Own funds (CET1/AT1/T2) of EUR 61bn available to protect senior debtholders

Potential TLAC requirement for DB(3)



RWA-based
EUR 84-100bn(5)
Leverage-based
€85bn(5)
G-SIB buffer(4)
2.0%
Capital Conservation buffer(4)
2.5%
Additional TLAC require-ment
8-12%
20.5% - 24.5%
6%
16-20% TLAC requirement
Tier 2
2.0%
AT1
1.5%
CET1
4.5%

Estimated available TLAC for DB(3)



30 Sep 2015
Plain-vanilla senior debt(6)
~EUR 112bn
Tier 2(7)
AT1/legacy Tier 1(7)
CET1
Surplus of ~EUR 12-27bn

(1) As part of the Abwicklungsmechanismusgesetz, passed by Bundestag on 24 September and ratified by Bundesrat on 16 October
(2) For example: Covered bonds, covered deposits, certain other retail & corporate deposits, structured debt, derivatives, etc.
(3) Based upon the FSB's proposal for a common international standard on Total Loss-Absorbing Capacity (TLAC) for global systemic banks, dated November 2014
(4) Countercyclical buffer and systemic risk buffer not considered
(5) Based on EUR 408bn fully loaded RWA and EUR 1420bn CRD4 leverage exposure as of 30 September 2015
(6) Includes all non-callable plain-vanilla senior debt (including Schuldscheine and other domestic registered issuance) > 1 year, irrespective of issuer jurisdiction and governing law
(7) Instruments issued by DB AG or DB-related trusts with time to maturity or time to call > 1 year; nominal values

Deutsche Bank
Investor Relations

3Q2015 results
29 October 2015

financial transparency.

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